Exhibit 99.1

Award-Winning Software Industry Veteran Nora Denzel Named to Talend Board

Denzel Bolsters Data Integration Company’s Board with Additional Global Leadership Skills; Leading Advocate of Women in Tech will Help Foster Talend’s Diversity Efforts

REDWOOD CITY, Calif. –  July 31, 2017  – Talend (NASDAQ: TLND), a global leader in cloud and big data integration software, today announced that it named Nora Denzel to its board of directors. With nearly three decades of experience in the enterprise software industry, numerous awards recognizing her talent and leadership, and a commitment to supporting women in technology, Ms. Denzel brings an array of expertise that will inform Talend’s strategy as it grows its leadership position in the cloud and big data markets.

“Nora is a tremendous addition to our board,” said Mike Tuchen, CEO, Talend. “The technical acumen and leadership skills she’s gained as an executive and board member at world-class organizations will be instrumental in helping guide Talend through its next stage of global growth and product expansion. Her dedication to advancing women in technology will be integral to Talend’s continued efforts to attract an increasingly diverse group of talented employees.”

Ms. Denzel served as interim CEO of Outerwall Inc. from January 2015 to September 2015, as Senior Vice President of Big Data, Marketing and Social Product Design from February 2008 to August 2012 at Intuit Inc. and has held a number of senior management positions at Hewlett Packard Enterprise Company (HPE). Prior to HPE, she was the Senior Vice President of Product Operations at Legato Systems, Inc. She began her career as a software engineer at International Business Machines Corporation.

Widely recognized for her talent and support for women in technology, Ms. Denzel has been named one of the 10 leading women in tech (2012) by CIO Magazine, one of the top 25 women engineers (2012) by Business Insider, and one of the top 20 CMOs by Exec Rank (2012). Ms. Denzel currently sits on the boards of Telefonaktiebolaget LM Ericsson and Advanced Micro Devices and also serves as Vice President of the board of trustees of the Anita Borg Institute, an organization dedicated to increasing the number of women in computing.

“I’ve followed Talend’s growth trajectory and been very impressed by its ability to help organizations across all sectors leverage their data for a true competitive edge. I believe that it’s ideally positioned to continue growing its leadership position in the cloud and big data industries, and I’m delighted to be able to contribute to that growth by being part of Talend’s board,” said Ms. Denzel.”

Ms. Denzel holds a Master of Business Administration degree from Santa Clara University and a Bachelor of Science degree in Computer Science from the State University of New York.

About Talend

Talend (NASDAQ: TLND) is a next-generation leader in cloud and big data integration software that helps companies make data a strategic asset that provides realtime, organization-wide insight into customers, partners, and operations. Through its open, adaptive, and unified integration platform, Talend provides the data agility required for companies to rapidly adopt the latest technology innovations and scale to meet the constantly evolving demands of modern business. A leader in the 2016 Gartner Magic Quadrant for Data Integration Tools and Forrester Wave: Big Data Fabric Q4 2016, Talend’s solutions support over 1500 global enterprise customers including Air France, GE, and Lenovo, across a range of industries. For more information, please visit www.talend.com and follow us on Twitter: @Talend.

Contact:

Cynthia Hiponia or Lauren Sloane
The Blueshirt Group for Talend
ir@talend.com
650-268-5018

Chris Taylor, VP, Corp. Communications, Talend
ctaylor@talend.com
650-268-5024